Exhibit 99.1

Immuron completes capital raising of USD $1.35M

Melbourne, Australia, July 22, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, is pleased to advise of the completion of its USD $1.35M (approximately AUD $1.9M) (before costs) public offering of American Depositary Shares (ADS) as previously announced by the Company on 17 July 2019.

Information required under LR3.10.5A

The company issued 339,130 ADSs equivalent to 13,565,200 fully paid ordinary shares under its 10% capacity under Listing Rule 7.1A (Capacity Shares).

As required under Listing Rule 3.10.5A, the Company provided the following information:

a)	the dilutive effect on existing shareholders of the Capacity Shares is as follows:

No. of shares on issue prior to the public offering	163,215,706
Shares issued under LR7.1A (Capacity Shares)	13,565,200
Dilution as a result of issue under LR7.1A	8.3%
Total number of shares now on issue	176,780,906

b)	the issue price of the shares issued under the public offering was USD $0.10 (AUD $0.143), representing a 12% premium to the volume weighted average price for the 15 days on which trades of the Company’s shares were recorded on ASX ending on 16 July 2019 (data obtained from Orient Capital Pty Ltd), being the trading date immediately before the trading halt.

c)	the public offer was undertaken following identification of demand of shares by US based investors. The public offering as announced on 17 July 2019 was considered the most efficient and effective method of meeting this identified demand.

d)	The public offering was fully underwritten. A copy of the underwriting agreement in relation to this public offering was previously announced by the Company on 22 July 2019.

e)	A fee of up to 6% was paid to the underwriter assisting in the issue of the Capacity Shares.

Further details regarding the issue of the shares are contained within the accompanying Appendix 3B.

- - - END - - -

COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA). Immuron’s lead clinical candidate, IMM-124E, is presently in Phase II trials in Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). The company now has plans to develop a U.S. registration dossier for IMM-124E for Travellers’ Diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is presently in a clinical trial in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New Issue Announcement,

Application for Quotation of Additional

Securities and Agreement

Information or documents not available now must be given to ASX as soon as available.
Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of Entity
Immuron Limited (ASX: IMC) (NASDAQ: IMRN)

ABN
80 063 114 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (IMC)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,565,200 Ordinary Shares (converted to 339,130 American Depository Shares (ADSs))

3

Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 1

4	Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?	Yes (IMC)

If the additional +securities do not rank equally, please state:

● the date from which they do

● the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

● the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	USD$ 4.00 per ADS (before costs)

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	ADS issued pursuant to the prospectus supplement announced on 18 July 2019

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	19 November 2018

6c	Number of +securities issued without security holder approval under rule 7.1	Nil

6d	Number of +securities issued with security holder approval under rule 7.1A	13,565,200

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Nil

6f	Number of +securities issued under an exception in rule 7.2	Nil

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	15 Day VWAP: AUD$0.1279 Source: Orient Capital Pty Ltd 75% of 15 Day VWAP: AUD$0.0959 Issue Price: AUD$0.143 (USD$0.10) Date of issue: 19 July 2019

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 2

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to the attached Appendix 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

19 July 2019

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	176,780,906	Fully Paid Ordinary Shares (IMC)
		25,289,894	Listed Options (IMCOB) exercisable at A$0.55 on or before 30 Nov 2019

9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	Qty	+Class (Options over Ordinary Shares)
		Amount	Exercise Price	Expiration Date	ASX Code
		1,300,000	AUD$0.500	01 July 2021	IMCAI
		7,625,532	AUD$0.500	27 Nov 2019	IMCAI
		14,493	AUD$1.944	30 Nov 2021	IMCAI
		29,668	AUD$1.876	17 Jan 2022	IMCAI
		27,760,000 (694,000 Warrants)	USD$10.00 for every 40 options	13 Jun 2022	IMCAI
		7,897,647	AUD$0.4680	15 Mar 2023	IMCAI
		526,510	AUD$0.5850	15 Mar 2023	IMCAI
		2,000,000	AUD$0.50	30 June 2020	IMCAI
		47,153,850	Total

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 3

Part 2 - Pro rata issue

11	Is security holder approval required?	-

12	Is the issue renounceable or non- renounceable?	-

13	Ratio in which the +securities will be offered	-

14	+Class of +securities to which the offer relates	-

15	+Record date to determine entitlements	-

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?	-

17	Policy for deciding entitlements in relation to fractions	-

18	Names of countries in which the entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	-

19	Closing date for receipt of acceptances or renunciations	-

20	Names of any underwriters	-

21	Amount of any underwriting fee or commission	-

22	Names of any brokers to the issue	-

23	Fee or commission payable to the broker to the issue	-

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	-

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 4

25	If the issue is contingent on security holders’ approval, the date of the meeting	-

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	-

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	-

28	Date rights trading will begin (if applicable)	-

29	Date rights trading will end (if applicable)	-

30	How do security holders sell their entitlements in full through a broker?	-

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	-

32	How do security holders dispose of their entitlements (except by sale through a broker)?	-

33	+Issue date	-

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1 (shares only)

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 5

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state:

● the date from which they do
● the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
● the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another + security, clearly identify that other + security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 6

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

●	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

●	There is no reason why those +securities should not be granted +quotation.

●	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

●	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

●	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Phillip Hains	Date: Monday, 22nd July 2019
Company Secretary & CFO

Print name:	Phillip Hains

The CFO Solution

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 7

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue		142,778,206

Add the following:

●	Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2
●	Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval	437,500
●	Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

●	Include only ordinary securities here – other classes of equity securities cannot be added
●	Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
●	It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period

“A”		143,215,706

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	21,482,356

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 8

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:		20,000,000
●	Under an exception in rule 7.2
●	Under rule 7.1A
●	With security holder approval under rule 7.1 or rule 7.4

Note:

●	This applies to equity securities, unless specifically excluded – not just ordinary securities
●	Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
●	It may be useful to set out issues of securities on different dates as separate line items

“C”		20,000,000

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	21,482,356

Subtract “C” Note: number must be same as shown in Step 3	20,000,000

Total [“A” x 0.15] – “C”	1,482,356 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 9

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	143,215,706

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	14,321,571

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A		13,565,200

Notes:

●	This applies to equity securities – not just ordinary securities
●	Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed
●	Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
●	It may be useful to set out issues of securities on different dates as separate line items

“E”		13,565,200

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	14,321,571

Subtract “E” Note: number must be same as shown in Step 3	13,565,200

Total [“A” x 0.10] – “E”	756,371 [Note: this is the remaining placement capacity under rule 7.1A]

+ See chapter 19 for defined terms.
07/07/2016	Appendix 3B	Page 10

Notice Under Section 708A (5) of the Corporations Act

(ASX Code: IMC)

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type	Shares
Class	Ordinary
ASX code	IMC
Date of Issue	19 July 2019
Number Issued	13,565,200 Ordinary Shares (converted to 339,130 American Depository Shares (ADSs))
Issue price per security:	Issued for a consideration of USD$ 4.00 per ADS (or USD$ 0.10 per Ordinary Share) before costs

Immuron Limited gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(ii)	section 674 Corporations Act; and

3.	as at the date of this notice there is no “excluded information” (as defined in subsection 708A (7) of the Corporations Act) which is required to be disclosed by the Company.

For and on behalf of the Company,

Kind Regards;

/s/ Phillip Hains
Phillip Hains	Dated: 22nd July 2019
Company Secretary Immuron Limited